AMENDMENT NO. 3 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 3 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2006, as amended on May 1, 2009 and May 1, 2010, by and between BlackRock Advisors, LLC (the “Subadviser”) and Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Adviser”), with respect to the BlackRock Large Cap Core Portfolio (the “Portfolio”), a series of Met Investors Series Trust, is entered into effective the 24th day of May, 2011.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets
BlackRock Large Cap Core Portfolio	0.35% of first $250 million of such assets plus 0.325% of such assets over $250 million up to $500 million plus 0.275% of such assets over $500 million up to $1 billion plus 0.250% of such assets over $1 billion up to $2 billion plus 0.225% of such assets over $2 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 24th day of May, 2011.

METLIFE ADVISERS, LLC		BLACKROCK ADVISORS, LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Authorized Officer
	Authorized Officer		Authorized Officer